Exhibit 99

Pursuant to a Voting Agreement among Reven Housing REIT, Inc. (the "Issuer"), King Apex Group Holdings II Limited, a British Virgin Islands company, King Apex Group Holdings III Limited, a British Virgin Islands company, and Chad Carpenter, the Issuer's Chairman, Chief Executive Officer and significant shareholder, Ms. Chen has been nominated for and appointed to the Issuer's Board of Directors effective October 17, 2013.